ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-178960 Dated November 1, 2012

UBS AG $•   Return Enhanced Notes

Linked to the common stock of Apple Inc. due on or about February 5, 2014

Investment Description

UBS AG Return Enhanced Notes (the “Notes”) are unsubordinated, unsecured debt securities issued by UBS AG (“UBS”) linked to the performance of the common stock of Apple Inc. (the “underlying equity”). If the underlying return is positive, UBS will repay your principal amount at maturity plus pay a return equal to 3 times the underlying return, up to the maximum return of 39.00% (to be determined on the trade date). If the underlying return is zero, UBS will repay the full principal amount at maturity. However, if the underlying return is negative, UBS will repay less than the full principal amount at maturity resulting in a loss on your investment that is equal to the percentage decline from the initial price to the final price. Investing in the Notes involves significant risks. The Notes do not pay interest. You may lose all or a significant portion of your principal amount. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features
☐	Enhanced Growth Potential: At maturity, the Notes enhance any positive underlying return up to the maximum return. If the underlying return is negative, investors may be exposed to the negative underlying return at maturity.
☐	Full Downside Market Exposure: If the underlying return is negative, investors will be exposed to the negative underlying return at maturity resulting in a loss of principal that is proportionate to the underlying equity’s decline from the trade date to the final averaging dates. Investors could lose some or all of their initial investment. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS.

Key Dates*

Trade Date	November 2, 2012
Settlement Date	November 7, 2014
Final Averaging Dates**	January 27, 2014, January 28, 2014, January 29, 2014, January 30, 2014 and January 31, 2014
Maturity Date**	February 5, 2014
*	Expected. See page 4 for additional details.
**	Subject to postponement in the event of a market disruption event. See “Maturity Date” and “Valuation Dates” under “General Terms of the Notes” in the Return Enhanced Notes product supplement.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. UBS IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY. THE NOTES CAN HAVE A DOWNSIDE MARKET RISK SIMILAR TO THE DECLINE IN THE UNDERLYING EQUITY, WHICH CAN RESULT IN A LOSS OF ALL OR A SUBSTANTIAL PORTION OF YOUR INVESTMENT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 5 AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-12 OF THE RETURN ENHANCED NOTES PRODUCT SUPPLEMENT BEFORE PURCHASING THE NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Note Offering

These preliminary terms relate to Return Enhanced Notes linked to the performance of the common stock of Apple Inc. The return on the Notes is subject to, and will not exceed, the “maximum return” or the corresponding “maximum payment at maturity per Note”. The maximum return, the maximum payment at maturity per Note and the initial price will each be determined on the trade date.

Underlying Equity	Upside Leverage Factor	Maximum Return*	Maximum Payment at Maturity per Note*	Initial Price		CUSIP	ISIN
Common stock of Apple Inc.	3	39.00%	$1,390.00	$	[• ]	902674LX6	US902674LX67
*	The actual maximum return and maximum payment at maturity will be determined on the trade date and will not be less than the expected maximum return or maximum payment at maturity set forth herein for this offering of the Notes.

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms specified in the Return Enhanced Notes product supplement relating to the Notes, dated November 1, 2012, the accompanying prospectus and this free writing prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus, the Return Enhanced Notes product supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Issue Price to Public	Underwriting Discount(1)(2)	Proceeds to UBS AG
Per Note	$1,000.00	$11.00	$989.00
Total	$•	$•	$•
(1)	Certain fiduciary accounts will pay a purchase price of $990 per $1,000 principal amount of the Notes, and the placement agents, with respect to sales made to such accounts, will forgo any fees.
(2)	JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates, acting as placement agents for the Notes, will receive a fee from the Issuer of $10.00 per $1,000 principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.

J.P. Morgan Securities LLC	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes for various securities we may offer, including the Notes), with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the Return Enhanced Notes product supplement if you so request by calling toll-free 1-877-387-2275.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Product supplement for Return Enhanced Notes dated November 1, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000139340112000406/c327107_690794-424b2.htm

♦	Prospectus dated January 11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, “Notes” refer to the Return Enhanced Notes that are offered hereby, unless the context otherwise requires. Also, references to the “Return Enhanced Notes product supplement” mean the UBS product supplement, dated November 1, 2012, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 11, 2012.

This free writing prospectus, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 5 and in “Risk Factors” in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
♦	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as an investment in the underlying equity.
♦	You believe the underlying equity will appreciate over the term of the Notes and that the appreciation is unlikely to equal or exceed an amount equal to the maximum return of 39.00% (the actual maximum return will be determined on the trade date).
♦	You understand and accept that your potential return is limited to the maximum return and you would be willing to invest in the Notes if the maximum return indicated on the cover hereof (the actual maximum return will be set on the trade date).
♦	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the underlying equity.
♦	You do not seek current income from your investment.
♦	You are willing to hold the Notes to maturity, a term of approximately 15 months, and accept that there may be little or no secondary market for the Notes.
♦	You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
♦	You require an investment designed to guarantee a full return of principal at maturity.
♦	You cannot tolerate a loss of all or a substantial portion of your investment and are unwilling to make an investment that may have the same downside market risk as an investment in the underlying equity.
♦	You believe that the price of the underlying equity will decline during the term of the Notes and is likely to close below the initial price on the final averaging dates, or you believe the underlying equity will appreciate over the term of the Notes by more than the maximum return.
♦	You seek an investment that has unlimited return potential without a cap on appreciation and you would be unwilling to invest in the Notes if the maximum return indicated on the cover hereof (the actual maximum return will be set on the trade date).
♦	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the underlying equity.
♦	You seek current income from this investment.
♦	You are unable or unwilling to hold the Notes to maturity, a term of approximately 15 months, or you seek an investment for which there will be an active secondary market.
♦	You are not willing to assume the credit risk of UBS for all payments under the Notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Key Risks” beginning on page 5 of this free writing prospectus and the more detailed “Risk Factors” beginning on PS-12 of the Return Enhanced Notes product supplement for risks related to an investment in the Notes.

Indicative Terms

Issuer	UBS AG, London Branch
Principal Amount	$1,000.00 per Note
Term	Approximately 15 months. In the event that we make any change to the expected trade date and settlement date, the final averaging dates and maturity date will be changed to ensure that the stated term of the Notes remains the same.
Underlying Equity	The common stock of Apple Inc.
Maximum Return:	39.00%. The actual maximum return will be set on the trade date and will not be less than the expected maximum return set forth herein for this offering of the Notes.
Upside Leverage Factor	3
Payment at Maturity (per Note)	If the underlying return is positive, UBS will pay you an amount in cash per Note equal to:
$1,000.00 + [$1,000.00 × the lesser of: (3 × Underlying Return) and (Maximum Return)]
If the underlying return is zero, UBS will pay you an amount in cash per Note equal to your principal amount:
$1,000.00
If the underlying return is negative, UBS will pay you an amount per Note that is less than your principal amount resulting in a loss on your investment that is equal to the percentage decline from the initial price to the final price:
$1,000.00 + ($1,000.00 × Underlying Return)
In this case you could lose all or a significant portion of your principal amount.
Closing Price	On any trading day, the last reported sale price (or, in the case of NASDAQ, the official closing price) of the underlying equity during the principal trading session on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.
Final Averaging Dates:	January 27, 2014, January 28, 2014, January 29, 2014, January 30, 2014 and January 31, 2014
Underlying Return	Final Price - Initial Price Initial Price
Initial Price	The closing price of the underlying equity on the trade date, as determined by the calculation agent (as may be adjusted in the case of certain adjustment events as described under “General Terms of the Notes — Antidilution Adjustments” in the Return Enhanced Notes product supplement).
Final Price	The arithmetic average of the underlying equity closing prices on each of the five final averaging dates.

Investment Timeline

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. THE NOTES DO NOT PAY INTEREST. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF THE ISSUER. IF THE ISSUER WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the Return Enhanced Notes product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦	Risk of loss — The Notes differ from ordinary debt securities in that the issuer will not necessarily repay the full principal amount of the Notes. If the underlying return is negative, you will lose some or all of your initial investment in an amount proportionate to the decline in the price of the underlying equity from the trade date to the final averaging dates.
♦	The upside leverage factor applies only at maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the upside leverage factor or the Notes and the return you realize may be less than 3 times the underlying return even if such return is positive and does not exceed the maximum return. You can receive the full benefit of the upside leverage factor and earn the potential maximum return from UBS only if you hold your Notes to maturity.
♦	Your potential return on the Notes is limited to the maximum return — The return potential of the Notes is limited to the maximum return of 39.00% (actual maximum return to be determined on the trade date). Therefore, you will not benefit from any positive underlying return in excess of an amount that, when multiplied by the upside leverage factor, exceeds the maximum return and your return on the Notes may be less than it would be in a hypothetical direct investment in the underlying equity.
♦	No interest — You will not receive any periodic interest payments on the Notes.
♦	Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire initial investment.
♦	Single equity risk — The price of the underlying equity can rise or fall sharply due to factors specific to the underlying equity and the issuer of such underlying equity (the “underlying equity issuer”), such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Notes, should make your own investigation into the underlying equity issuer and the underlying equity for your Notes. For additional information regarding Apple Inc., please see “Information about the Underlying Equity” and “Apple Inc.” in this free writing prospectus and the underlying equity issuer’s SEC filings referred to in this section. We urge you to review financial and other information filed periodically by the underlying equity issuer with the SEC.
♦	Owning the Notes is not the same as owning the underlying equity — The return on your Notes may not reflect the return you would realize if you actually owned the underlying equity. For instance, you will not receive or be entitled to receive any dividend payments or other distributions during the term of the Notes, and any such dividends or distributions will not be factored into the calculation of the payment at maturity on your Notes. In addition, as an owner of the Notes, you will not have voting rights or any other rights that a holder of the underlying equity may have.
♦	No assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the price of the underlying equity will rise or fall. There can be no assurance that the final price of the underlying equity will rise above the initial price. The price of the underlying equity will be influenced by complex and interrelated political, economic, financial and other factors that affect the issuer of the underlying equity. You should be willing to accept the risks of owning equities in general and the underlying equity in particular, and the risk of losing a significant portion of your initial investment.
♦	The averaging feature could reduce your return — Your payment at maturity is based on the arithmetic average of the closing prices of the underlying equity as of each final averaging date, as determined by the calculation agent. This valuation methodology could produce a payment at maturity that is significantly less than the return you would have received if the Notes did not have such a feature. For example, it is possible to sustain a loss on the Notes even though the closing price of the underlying equity on the final valuation date is higher than the initial price, as a result of low closing prices on the previous final averaging dates. Similarly, in the event that the market is trending upwards during the final averaging dates prior to and including the final valuation date, it is likely that the closing price of the underlying equity on the final valuation date will be higher than the average of the closing prices over this period, which will result in a payment at maturity that is less than that which would be paid if no averaging feature existed.
♦	The Notes are considered “hold to maturity” products. Generally, there is no liquid market for the Notes.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS may make a market in the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the issue price and to the intrinsic value of the product; and as a result, you may suffer substantial losses.
♦	Price of Notes prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the price of the underlying equity; the volatility of the underlying equity; the dividend rate paid on the underlying equity; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on the secondary market price of the Notes — Generally, the price of the Notes in the secondary market is likely to be lower than the issue price to public since the issue price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the underlying equity and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying equity, may adversely affect the performance of the underlying equity and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business related to the underlying equity, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS. The calculation agent will determine the underlying return and the payment at maturity of the Notes based on the final price of the underlying equity on the final averaging dates. The calculation agent can postpone the determination of the underlying return or the maturity date if a market disruption event occurs and is continuing on the final averaging dates.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying equity to which the Notes are linked.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “What Are the Tax Consequences of the Notes” beginning on page 9.

Hypothetical Examples and Return Table of the Notes at Maturity

The examples and table below illustrate the Payment at Maturity for a $1,000.00 Note on a hypothetical offering of the Notes, with the following assumptions (the actual terms for the Notes will be set on the trade date; amounts have been rounded for ease of analysis):

Investment Term:	Approximately 15 months
Initial Price:	$600.00
Upside Leverage Factor:	3
Maximum Return:	39.00%
Range of Equity Performance:*	75% to -75%
*	The performance range is provided for illustrative purposes only. The actual underlying return may be below -75% and you therefore may lose all or a significant portion of your investment in the Notes.

Final Price	Underlying Return**	Payment at Maturity	Note Total Return at Maturity
1050.00	75.00%	$1,390.00	39.00%
1020.00	70.00%	$1,390.00	39.00%
990.00	65.00%	$1,390.00	39.00%
960.00	60.00%	$1,390.00	39.00%
930.00	55.00%	$1,390.00	39.00%
900.00	50.00%	$1,390.00	39.00%
870.00	45.00%	$1,390.00	39.00%
840.00	40.00%	$1,390.00	39.00%
810.00	35.00%	$1,390.00	39.00%
780.00	30.00%	$1,390.00	39.00%
750.00	25.00%	$1,390.00	39.00%
720.00	20.00%	$1,390.00	39.00%
690.00	15.00%	$1,390.00	39.00%
678.00	13.00%	$1,390.00	39.00%
660.00	10.00%	$1,300.00	30.00%
630.00	5.00%	$1,150.00	15.00%
600.00	0.00%	$1,000.00	0.00%
570.00	-5.00%	$950.00	-5.00%
540.00	-10.00%	$900.00	-10.00%
510.00	-15.00%	$850.00	-15.00%
480.00	-20.00%	$800.00	-20.00%
450.00	-25.00%	$750.00	-25.00%
420.00	-30.00%	$700.00	-30.00%
390.00	-35.00%	$650.00	-35.00%
360.00	-40.00%	$600.00	-40.00%
330.00	-45.00%	$550.00	-45.00%
300.00	-50.00%	$500.00	-50.00%
270.00	-55.00%	$450.00	-55.00%
240.00	-60.00%	$400.00	-60.00%
210.00	-65.00%	$350.00	-65.00%
180.00	-70.00%	$300.00	-70.00%
150.00	-75.00%	$250.00	-75.00%

**The underlying return excludes any cash dividend payments

Example 1 — At maturity, the final price is 5% greater than the initial price. Since the underlying return is positive and when multiplied by the upside leverage factor is less than the maximum return, UBS will pay you 3 × the underlying return, or a 15.00% total return, and the payment at maturity per $1,000.00 principal amount of the Notes will be calculated as follows:

$1,000.00 + ($1,000.00 × 3 × 5%) = $1,000.00 + $150.00 = $1,150.00

Example 2 — At maturity, the final price is 15% greater than the initial price. Since 3 × the underlying return of 15% is more than the maximum return of 39.00%, UBS will pay you the principal amount plus a return equal to the maximum return of 39.00%, and the payment at maturity is equal to $1,390.00 per Note.

Example 3 —  At maturity, the final price is 35% less than the initial price. Since the underlying return is negative, UBS will pay you less than the full principal amount and the payment at maturity per Note is as follows:

$1,000.00 + ($1,000.00 × -35%) = $1,000.00 - $350.00 = $650.00

Accordingly, if the final price is below the initial price, UBS will pay you less than the full principal amount, if anything, resulting in a loss on your investment that is proportionate to the negative underlying return. You may lose up to 100% of your principal.

What Are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” beginning on page PS-29 of the Return Enhanced Notes product supplement and discuss the tax consequences of your particular situation with your tax advisor.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Pursuant to the terms of the Notes, UBS and you agree, in the absence of a statutory or regulatory change or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid derivative contract with respect to the underlying equity. If your Notes are so treated, you should generally not recognize any income or loss with respect to your Notes prior to their maturity, redemption, sale or exchange and you should generally recognize capital gain or loss upon the sale, exchange, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes in a manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-30 of the product supplement.

The Internal Revenue Service, for example, might assert that you should be required to recognize taxable gain on any rebalancing, replacement, or rollover of the underlying equity.

In 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument similar to the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) above should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” beginning on page PS-29 of the Return Enhanced Notes product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes.

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Under recently enacted legislation, individuals (and to the extent provided in future regulations, entities) that own “specified foreign financial assets” in excess of an applicable threshold may be required to file information with respect to such assets with their income tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

Non-United States Holders.  If you are not a United States holder, subject to Section 871(m) and “FATCA” (discussed below) you should generally not be subject to United States withholding tax with respect to payments on your Notes or be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your foreign status including providing an IRS form W-8BEN. Gain from the sale or exchange of a Note or settlement at maturity generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied.

Section 871(m) of the Code requires withholding (up to 30%, depending on the applicable treaty) on certain financial instruments to the extent that the payments or deemed payments on the financial instruments are contingent upon or determined by reference to U.S.- source dividends. Under proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the Notes, may be treated as dividend equivalents. If enacted in their current form, the regulations may impose a withholding tax on payments made on the notes on or after January 1, 2014 that are treated as dividend equivalents. In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld. Further, Non-U.S. Holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the Notes in order to minimize or avoid U.S. withholding taxes.

Foreign Account Tax Compliance Act.  The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e, certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest of dividends) and “pass-thru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account of the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%. If withholding under FATCA is required, we (and any paying agent) will not be required to pay additional amounts with respect to the amount so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

Information about the Underlying Equity

All disclosures contained in this free writing prospectus regarding the underlying equity are derived from publicly available information. UBS has not conducted any independent review or due diligence of any publicly available information with respect to the underlying equity.

Included on the following pages is a brief description of the issuer of the underlying equity. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for the underlying equity. The information given below is for the four calendar quarters in each of 2008, 2009, 2010, 2011 and the first, second and third calendar quarters of 2012. Partial data is provided for the fourth calendar quarter of 2012. We obtained the closing price information set forth below from the Bloomberg Professional service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying equity as an indication of future performance.

The underlying equity is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the underlying equity with the SEC can be reviewed electroncially through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information filed with the SEC by the issuer of the underlying equity under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Pubic Reference Section, at prescribed rates.

Apple Inc.

According to publicly available information, Apple Inc. (“Apple”) designs, manufactures and markets mobile communication and media devices, personal computers, and portable digital music players, and sells a variety of related software, services, peripherals, networking solutions, and third-party digital content and applications. Apple’s products and services include iPhone®, iPad®, Mac®, iPod®, Apple TV®, a portfolio of consumer and professional software applications, the iOS and Mac OS® X operating systems, iCloud ®, and a variety of accessory, service and support offerings. Apple sells its products worldwide through its retail stores, online stores, and direct sales force, as well as through third-party cellular network carriers, wholesalers, retailers, and value-added resellers. In addition, Apple sells a variety of third-party iPhone, iPad, Mac and iPod compatible products, including application software, printers, storage devices, speakers, headphones, and various other accessories and peripherals, through its online and retail stores. Apple sells to consumers, small and mid-sized businesses (“SMB”), and education, enterprise and government customers. Apple operates retail stores both in the United States and internationally. Information filed by Apple with the SEC under the Exchange Act can be located by reference to its SEC file number 000-10030, or its CIK Code: 0000320193. Apple’s website is http://www.apple.com. Apple’s common stock is listed on the NASDAQ Global Select Market under the ticker symbol “AAPL.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any accompanying prospectus. UBS has not conducted any independent review or due diligence of any publicly available information.

Historical Information

The following table sets forth the quarterly high and low closing prices for Apple’s common stock, based on the daily closing prices on the primary exchange for Apple. We obtained the closing prices below based from Bloomberg, without independent verification. The closing prices may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, extraordinary dividends, delistings and bankruptcy. UBS has not undertaken an independent review or due diligence of any publicly available information obtained from Bloomberg. The closing price of Apple’s common stock on October 31, 2012 was $595.10. The actual initial price will be the closing price of Apple’s common stock on the trade date. The historical performance of the underlying equity should not be taken as indication of the future performance of the underlying equity during the term of the Notes.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	$194.97	$119.15	$143.50
4/1/2008	6/30/2008	$189.96	$147.14	$167.44
7/1/2008	9/30/2008	$179.69	$105.26	$113.66
10/1/2008	12/31/2008	$111.04	$80.49	$85.35
1/2/2009	3/31/2009	$109.87	$78.20	$105.12
4/1/2009	6/30/2009	$144.67	$108.69	$142.43
7/1/2009	9/30/2009	$186.15	$135.40	$185.37
10/1/2009	12/31/2009	$211.64	$180.76	$210.86
1/4/2010	3/31/2010	$235.83	$192.00	$234.93
4/1/2010	6/30/2010	$274.16	$235.86	$251.53
7/1/2010	9/30/2010	$292.46	$240.16	$283.75
10/1/2010	12/31/2010	$325.47	$278.64	$322.56
1/3/2011	3/31/2011	$363.13	$326.72	$348.45
4/1/2011	6/30/2011	$353.10	$315.32	$335.67
7/1/2011	9/30/2011	$413.45	$343.23	$381.18
10/3/2011	12/30/2011	$422.24	$363.50	$405.00
1/3/2012	3/30/2012	$617.62	$411.23	$599.47
4/2/2012	6/30/2012	$636.23	$530.12	$584.00
7/2/2012	9/28/2012	$702.10	$574.88	$667.26
10/1/2012*	10/31/2012*	$671.74	$595.10	$595.10
*	As of the date of this free writing prospectus, available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through October 31, 2012. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

The graph below illustrates the performance of Apple’s common stock from January 3, 2000 through October 31, 2012, based on information from Bloomberg. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

Supplemental Plan of Distribution

We will agree to sell to JP Morgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates (the “Agents”) and the Agents will agree to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agents intend to resell the Notes to securities dealers at a discount from the price to public up to the underwriting discount set forth on the cover of this free writing prospectus.

Each Agent may be deemed to be an “underwriter” within the Securities Act of 1933 (the “Securities Act”). We will agree to indemnify the Agents against certain liabilities, including liabilities under the Securities Act.